

April 21, 2011

<u>Via Facsimile</u>
Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re: Tree Top Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-10210**

Dear Mr. Reichman:

Your most recent Form 10-K for the fiscal year ended December 31, 2010 includes financial statements for the period from inception (August 1, 2007) through December 31, 2008 audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made, not misleading. In your amended Form 10-K, please include this information. Please advise us as to how you intend to address this matter by no later than May 3, 2011. If you have any questions, please contact Jaime John, Staff Accountant at 202-551-3446.

> Sincerely,
> /s/ Craig Wilson
> Senior Assistant Chief Accountant